Mail Stop 0511


November 16, 2004

Vernon Samaroo, President
Southridge Enterprises Inc.
18523 - 98th Avenue
Edmonton, Alberta T5T  3E6

RE:  Southridge Enterprises Inc. ("the company")
        File No.  333-119729
        Registration Statement on Form SB-2
        Filed October 13, 2004

Dear Mr. Samaroo:

     As mentioned in the staff`s letter dated November 12, 2004, enclosed are the Engineering comments.

General

1. Add a risk factor that addresses the fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, and in all probability, your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

2. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, if you do not address the following matters, please provide:
* The location and means of access to the property,
* A map(s) showing the location of your properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Summary, page 4

3. In this section, you state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues in the Extractive Industry."

Description of Business, page 20

4. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

Recommendations of Geological Report and Geological Exploration
Program, page 23
5. Supplementally provide a copy of the exploration report developed by W.G. Timmins.

     If you have any questions regarding these comments, please feel free to contact George K. Schuler, Mining Engineer at (202) 824-5527.



Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies

CC:   Stephen F. X. O`Neill, Esq.
         Via fax (604) 687-5792








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